press release

ArcelorMittal announces detailed dividend payment schedule for 2015

Luxembourg, 13 February, 2015 – ArcelorMittal today announces the detailed dividend payment schedule for 2015. The schedule includes: the amount of the dividend; the ex-dividend; record and payment dates, as well as the date on which the foreign exchange rate is fixed to determine the value in Euros of the dividend, which is announced in US dollars.

All data included in this schedule is subject to shareholder approval.

The schedule is available on ArcelorMittal's website http://corporate.arcelormittal.com/ under Investors > Equity investors > Dividends

Detailed dividend payment schedule for 2015

In 2015 the payment of the annual dividend will occur according to the following schedule. All data included in this schedule are subject to shareholder approval.

The yearly gross dividend per share amounts to 0.20 US$ per share, subject to shareholder approval at the company’s Annual General Meeting on 5 May 2015. The payment of 0.20 US$ per share will occur on 15 June 2015.

The dividend is announced in US$ and paid in US$ for shares listed on the New York Stock Exchange and paid in Euros for shares listed on the European Stock Exchanges (Netherlands, France, Spain, Luxembourg). The dividend to be paid in Euros is converted from USD to Euros based on the European Central Bank exchange rate mentioned in the table below.

A Luxembourg withholding tax of 15% is applied on the gross dividend amount.

USA, Netherlands, France, Spain, Luxembourg
Announcement date	May 05 2015
Ex-dividend	May 08 2015
Record date	May 11 2015
Payment date	June 15 2015

FX exchange date	May 07 2015